Exhibit 99.2

Atour Lifestyle Holdings Limited Announces 3-Year Annual Dividend Policy

SHANGHAI,  August 29, 2024 /Globe Newswire/ -- Atour Lifestyle Holdings Limited (“Atour” or the “Company”) (NASDAQ: ATAT), a leading hospitality and lifestyle company in China, today announced that, as a part of the Company’s ongoing efforts to enhance shareholder value, its Board of Directors (the “Board”) has approved a three-year annual dividend policy (the “Annual Dividend Policy”). Under the Annual Dividend Policy, the Company plans to declare and distribute dividends with an aggregate amount of no less than 50% of its net income for the preceding financial year in each of the three financial years commencing this year. The exact dividend amount will be determined at the Board’s discretion, based on its assessment of the Company’s actual and projected results of operations, financial and cash position, capital requirements and other relevant factors.

In accordance with the Annual Dividend Policy, the Board today declared a cash dividend of US$0.15 per ordinary share, or US$0.45 per American depositary share (“ADS”), each representing three Class A ordinary shares. The aggregate amount of the cash dividend to be distributed will be approximately US$62 million.

The cash dividend will be payable in U.S. dollars on or around September 30, 2024 to the holders of record of the Company’s ordinary shares (excluding certain Class A ordinary shares previously held by The Bank of New York Mellon, as the depositary bank, for bulk issuance of ADSs reserved under the Company’s share incentive plan) and ADSs as of the close of trading on September 17, 2024 (U.S. Eastern Time). Dividends to be paid to the Company’s ADS holders through the depositary will be subject to the terms of the deposit agreement by and among the Company, the depositary, and the holders and beneficial owners of ADS issued thereunder, including the fees and expenses payable thereunder.

As of June 30, 2024, the Company had approximately RMB3.3 billion (US$457 million) in cash, cash equivalents and restricted cash.

About Atour Lifestyle Holdings Limited

Atour Lifestyle Holdings Limited (NASDAQ: ATAT) is a leading hospitality and lifestyle company in China, with a distinct portfolio of lifestyle hotel brands. Atour is the leading upper midscale hotel chain in China and is the first Chinese hotel chain to develop a scenario-based retail business. Atour is committed to bringing innovations to China’s hospitality industry and building new lifestyle brands around hotel offerings.

For more information, please visit https://ir.yaduo.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

Investor Relations Contact

Atour Lifestyle Holdings Limited

Email: ir@yaduo.com

Piacente Financial Communications

Email: Atour@tpg-ir.com

Tel: +86-10-6508-0677